TIME EQUITIES SECURITIES LLC

REPORT PURSUANT TO RULE 17A-5 (D)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53420

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Time Equities Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Fifth Avenue, 15th Floor
(No. and Street)

New York	New York	10003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Krisly Johnson (281) 367-0380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meisel, Tuteur, & Lewis, P.C.
(Name – *if individual, state last, first, middle name*)

101 Eisenhower Parkway	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Kantor _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Time Equities Securities LLC _____, as

of December 31 _____, 20 18 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

President
_____
Title



Notary Public



RICHARD VIEST
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02VI6131040
Qualified in New York County County
Commission Expires July 25, 2021

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TIME EQUITIES SECURITIES LLC

TABLE OF CONTENTS



MEISEL, TUTEUR & LEWIS, P.C.
Certified Public Accountants
Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Time Equities Securities LLC
(A Wholly-Owned Subsidiary of Time Equities, Inc.)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Time Equities Securities LLC (the "Company") (A Wholly-Owned Subsidiary of Time Equities, Inc.) as of December 31, 2018, and the related statements of income, change in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Time Equities Securities LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Time Equities Securities LLC's management. Our responsibility is to express an opinion on Time Equities Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Time Equities Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

101 Eisenhower Parkway | Roseland, NJ 07068 | p 973.228.4600 | mtlcpa.com



Auditor's Report on Supplemental Information

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission Act of 1934, Schedule II – Reconciliation with Company's Computation of Net Capital Included in Part IIA of Form X-17A-5, and Schedule III – Statement of Exemption from the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (collectively referred to as "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of Time Equities Securities LLC's financial statements. The supplemental information is the responsibility of Time Equities Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Meisel Tuteur & Lewis, P.C.

MEISEL, TUTEUR & LEWIS, P.C.

We have served as Time Equities Securities LLC's auditor since 2016.

Roseland, New Jersey
February 27, 2019

TIME EQUITIES SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$ 1,822,503
Fees receivable - affiliates	99,000
Prepaid expenses	56,424
Total Assets	$ 1,977,927

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 266,172
Total Liabilities	266,172
Commitments and Contingencies	
Member's Equity	1,711,755
Total Liabilities and Member's Equity	$ 1,977,927

The accompanying notes are an integral part of these financial statements.

TIME EQUITIES SECURITIES LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues:	
Fee income - affiliates	$ 6,460,668
Interest income	734
Total Revenues	6,461,402
Expenses:	
Commission expenses	3,345,464
Professional fees	54,110
Insurance	20,396
Other operating expenses	73,256
Total Expenses	3,493,226
Net Income	$ 2,968,176

The accompanying notes are an integral part of these financial statements.

TIME EQUITIES SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Member's Equity
Balance at December 31, 2017	$ 5,243,579
Net Income	2,968,176
Distributions	(6,500,000)
Balance at December 31, 2018	$ 1,711,755

The accompanying notes are an integral part of these financial statements.

TIME EQUITIES SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash Flows From Operating Activities:

Net Income	$ 2,968,176
Adjustments to reconcile net income to net cash flows from operating activities:	
Changes in operating assets and liabilities:	
Fees receivable - affiliates	112,000
Prepaid expenses and other assets	(42,970)
Accounts payable and accrued expenses	238,434
Total adjustments to net income	307,464
Net Cash Flows from Operating Activities	3,275,640
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to member	(6,500,000)
Net Cash Flows from Financing Activities	(6,500,000)
Net Change in Cash and Cash Equivalents	(3,224,360)
Cash and Cash Equivalents at Beginning of Year	5,046,863
Cash and Cash Equivalents at End of Year	$ 1,822,503

Supplemental Disclosure of Cash Flow Information:

Cash Paid During the Year For:	
Interest	$ -
Income Taxes	$ -

The accompanying notes are an integral part of these financial statements.

1. **GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   General

   Time Equities Securities LLC (the "Company") was organized in the State of New York on August 16, 2000. The Company is a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") under the Securities and Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

   The Company is a wholly-owned subsidiary of Time Equities, Inc. (the "Parent").

   The Company is engaged in business as a securities broker-dealer, which provides several classes of services, including private offerings of real estate interests in limited partnerships to accredited and other prequalified investors.

   Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

   Summary of Significant Accounting Policies

   Basis of Financial Statement Presentation – The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry.

   Use of Estimates – Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.

   Cash and Cash Equivalents – For purposes of presentation on both the statements of financial condition and cash flows, the Company considers highly liquid instruments, with original maturities of three months or less that are not held for sale in the ordinary course of business, to be cash and cash equivalents. Cash and cash equivalent balances may, at a limited number of banks and financial institutions, periodically exceed Federal Depository Insurance Corporation ("FDIC") insurance coverage. The Company believes it mitigates this risk by investing in or through major financial institutions and primarily in funds that are insured by the United States federal government.

   Fees Receivable – Fees receivable are stated at the amounts management expects to collect. An allowance for doubtful accounts is recorded based on a combination of historical experience, aging analysis and information on specific accounts. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management has determined that no allowance is required at December 31, 2018.

   Fair Value of Financial Instruments – The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate fair value.

1. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Revenue Recognition – Revenue includes fees earned from capital raising and other investment banking advisory services. All investment banking fees are earned through referral from the Parent. Fees are generally recognized when earned and realized or realizable, when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the price is fixed and determinable, and collectability is reasonably assured.

The Financial Accounting Standards Board (FASB), has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification ("ASC") Topic 606).

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition standard requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to member's equity as of January 1, 2018.

The Company had no uncompleted contracts as of the adoption date. There was no impact to member's equity as of January 1, 2018, or to revenue for the twelve months ended December 31, 2018, after adopting ASC Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing ASC Topic 606.

Significant Judgments
Revenue from contracts with customers includes private placement and advisory fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Private Placement and Advisory Fees
The Company provides private placement and advisory services on capital raising and other strategic transactions. Performance obligations in these arrangements vary dependent on the contract, but are typically satisfied upon completion of the arrangement. Placement fees are recognized upon completion of a deal and are generally classified as Fee Income. Revenue for advisory arrangements is recognized over the time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Payment for revenue is due upon invoicing.

1. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

    Income Taxes – The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

    The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and, also provides guidance on derecognition, classification, interest and penalties, disclosure and transition.

    At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense.

2. **RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:**

    The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

    For the year ending December 31, 2018, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any of each of these pronouncements and the possible impact they may have on the Company's financial statements. Except for the Adoption of ASC 606 detailed in Note 1, management has determined that in most cases the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

3. **RELATED PARTY TRANSACTIONS**

    The Company has an expense sharing agreement with Time Equities, Inc. ("Parent") that requires the Parent to provide certain services required by the Company to operate its business, including but not limited to personnel, office facilities and services, office equipment and technology. Such services were provided at no cost to the Company.

    All limited partnership interests and membership interests offered by the Company relate only to limited partnership and limited liability companies organized by an affiliate of the Company. In turn, all of the Company's sales commissions and other income was received from related parties through common ownership. As of December 31, 2018, fees receivable from the sale of membership units of affiliated entities amounted to $99,000. For the year ended December 31, 2018, revenue from the sale of membership units of affiliated entities amounted $6,460,668. For the year ended December 31, 2018, almost all of the Company's revenues were earned through private placement investment banking fees received from one affiliated investment fund. It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

4. **COMMITMENTS AND CONTINGENCIES**

The Company had no commitments at December 31, 2018 or during the year then ended.

The Company may become involved in legal claims arising in the ordinary course of business. Currently, there are no known or threatened claims. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

5. **GUARANTEES**

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2018 or during the year then ended.

6. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2018, the Company had net capital of $1,606,331 which is $1,588,586 in excess of its required net capital of $17,745; and the Company's ratio of aggregate indebtedness ($266,172) to net capital was 0.1676 to 1, which is less than the 15 to 1 maximum allowed.

7. **SUBSEQUENT EVENTS**

Subsequent events were evaluated through February 27, 2019, which is the date that the financial statements were available to be issued.

From January 1, 2019 through February 27, 2019, the Company made a capital distribution to its Parent in the amount of $500,000. The capital distribution was in compliance with Rule 15c3-1 as the Company's net capital ratio did not exceed the maximum allowable ratio of 10 to 1 upon disbursement. There were no other subsequent events that require adjustments or disclosures in the financial statements as of December 31, 2018.

TIME EQUITIES SECURITIES LLC

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2018

Computation of net capital		
Credits:		
Total Member's Equity	$	1,711,755
Deductions and/or charges:		
Nonallowable assets:		
Fees receivable - affiliates		(43,000)
Prepaid expenses and other assets		(56,424)
Net Capital	$	1,612,331
Computation of aggregate indebtedness		
Accounts payable and accrued expenses	$	266,172
Aggregate indebtedness	$	266,172
Computation of basic net capital requirement		
Minimum net capital required (6.67% of aggregate indebtedness)	$	17,745
Minimum dollar requirement	$	5,000
Net capital requirement (greater of minimum		
net capital or dollar requirement)	$	17,745
Excess net capital	$	1,594,586
Excess net capital at 1000%	$	1,593,586
Ratio: Aggregate indebtedness to net capital		.1669 to 1
Reconciliation with Company's computation		
(included in Part II of Form X-17A-5 as of December 31, 2018)		
Net capital, as reported in Company's Part II (unaudited) Focus Report	$	1,727,690
Decrease resulting from December 31, 2018 audit adjustments, net		(115,359)
Net capital, as included in this report	$	1,612,331

Schedule II
Reconciliation with Company's Computation of Net Capital
Included in Part IIA of Form X-17A-5
As of December 31, 2018

There are no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's amended unaudited Form FOCUS Part II filing as of December 31, 2018.

TIME EQUITIES SECURITIES LLC

Schedules III & IV

Statement Regarding Exemption from Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2018

Schedule III
Statement of Exemption from the Computation for Determination of
Reserve Requirements under Rule 15C3-3 of the Securities and Exchange Commission

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k(2)(i), the Company is exempt from the computation for determination of reserve requirements. The Company did not handle any customer cash or securities during the year ended December 31, 2018 and does not have any customer accounts.

Schedule IV
Statement of Exemption from the Information Relating to Possession or
Control Requirements under Rule 15C3-3 of the Securities and Exchange Commission

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k(2)(i), the Company is exempt from the information relating to the possession or control requirements. The Company did not handle any customer cash or securities during the year ended December 31, 2018 and does not have any customer accounts.

Time Equities Securities LLC's Exemption Report

Time Equities Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. Time Equities Securities LLC claimed an exemption 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) for the fiscal year ended December 31, 2018.

2. Time Equities Securities LLC met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year of January 1, 2018 to December 31, 2018, without exception.

Time Equities Securities LLC

I, Robert Kantor, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Signature

President
Title

February 26, 2019



Certified Public Accountants
Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Time Equities Securities LLC
(A Wholly-Owned Subsidiary of Time Equities, Inc.)

We have reviewed management's statements, included in the accompanying Exemption Report for SEA Rule 17a-5(d)(4), in which (1) Time Equities Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Time Equities Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i) (the "exemption provisions") and (2) Time Equities Securities LLC stated that Time Equities Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Time Equities Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Time Equities Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Meisel, Tuteur & Lewis, P.C.

MEISEL, TUTEUR & LEWIS, P.C.

Roseland, New Jersey
February 27, 2019